Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended June 30, 2024

REVENUE

$2.63 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
↓ 1.0%	↓ 4.9%	16.5%

STRATEGIC MARKET UNITS MIX

30.9%	30.8%	27.6%	10.7%
AMERICAS 1	AMERICAS 2	EUROPE	APMEA

SECTOR MIX

34.0%	19.2%	13.9%	11.5%	11.2%	6.4%	3.8%
Banking, Financial Services & Insurance	Consumer	Health	Technology	Energy, Natural Resources and Utilities	Manufacturing	Communication

BOOKINGS

	TOTAL BOOKINGS	LARGE DEAL TCV
BOOKINGS	$3.3 Bn ↓ 11.8% YoY Constant Currency	$1.2 Bn ↓ 3.6% YoY Constant Currency

OUTLOOK

for the Quarter ending September 30, 2024

Revenue from our IT Services business segment to be in the range of $2,600 million to $2,652 million*. This translates to a sequential guidance of (-)1.0% to +1.0% in constant currency terms.

** Outlook for the Quarter ending September 30, 2024, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.08, AUD/USD at 0.66, USD/INR at 83.27 and CAD/USD at 0.73*

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.0%	13.6%	22.5%

TOTAL HEADCOUNT	234,391	ATTRITION VOL – TTM	14.1%
NET UTILIZATION *EXCLUDING TRAINEES*	87.7%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	57.9%

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Wipro Limited

Results for the Quarter ended June 30, 2024

A IT Services

	FY 24-25	FY 23–24					FY 22-23
	Q1	FY	Q4	Q3	Q2	Q1	FY
IT Services Revenues ($Mn)	2625.9	10,805.3	2,657.4	2,656.1	2,713.3	2,778.5	11,234.4
Sequential Growth	-1.2%	-3.8%	0.1%	-2.1%	-2.3%	-2.1%	7.5%
Sequential Growth in Constant Currency Note 2	-1.0%	-4.4%	-0.3%	-1.7%	-2.0%	-2.8%	11.2%
Operating Margin % Note 3	16.5%	16.1%	16.4%	16.0%	16.1%	16.0%	15.6%
Strategic Market Units Mix							
Americas 1	30.9%	30.0%	30.4%	31.0%	29.8%	28.8%	28.8%
Americas 2	30.8%	30.1%	30.7%	30.0%	29.9%	30.0%	30.8%
Europe	27.6%	28.4%	27.8%	27.7%	28.6%	29.5%	28.6%
APMEA	10.7%	11.5%	11.1%	11.3%	11.7%	11.7%	11.8%
Sectors Mix							
Banking, Financial Services and Insurance	34.0%	33.4%	33.5%	32.7%	33.6%	33.9%	35.0%
Consumer	19.2%	18.8%	18.7%	18.8%	18.7%	18.7%	18.9%
Health	13.9%	13.2%	14.1%	13.9%	12.7%	12.2%	11.7%
Energy, Natural Resources and Utilities	11.2%	11.8%	11.9%	11.8%	11.6%	12.0%	11.5%
Technology	11.5%	11.7%	11.4%	12.1%	12.1%	11.3%	11.3%
Manufacturing	6.4%	6.9%	6.6%	6.7%	7.0%	7.3%	6.9%
Communications	3.8%	4.2%	3.8%	4.0%	4.3%	4.6%	4.7%
Total Bookings							
Total Bookings TCV ($Mn) Note 4	3,284	14,907	3,607	3,791	3,785	3,724	—
Large deal TCV ($Mn) Note 5	1,154	4,573	1,191	909	1,275	1,198	3,897
Guidance ($Mn) Note 1	2617 – 2670	—	2615 - 2669	2,617-2,672	2,722-2,805	2,753-2,811	—
Guidance restated based on actual currency realized ($Mn)	2612 – 2665	—	2624 - 2678	2,605-2,659	2,712-2,795	2,773-2,831	—
Revenues performance against guidance ($Mn)	2626	—	2,657	2,656	2,713	2,779	—

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	FY 24-25	FY 23–24					FY 22-23
	Q1	FY	Q4	Q3	Q2	Q1	FY
Customer size distribution (TTM)							
> $100Mn	22	22	22	22	22	21	19
> $75Mn	29	32	32	31	28	28	29
> $50Mn	43	45	45	46	51	51	53
> $20Mn	117	116	116	121	122	123	117
> $10Mn	192	205	205	203	207	207	210
> $5Mn	301	301	301	305	313	319	315
> $3Mn	407	409	409	430	437	444	436
> $1Mn	735	741	741	750	774	769	766
Revenue from Existing customers %	99.7%	98.9%	97.8%	98.8%	99.1%	99.6%	97.4%
Number of new customers	43	229	60	55	49	65	437
Total Number of active customers	1,364	1,371	1,371	1,349	1,393	1,444	1,479
Customer Concentration							
Top customer	4.0%	3.0%	3.8%	3.0%	3.0%	3.1%	3.2%
Top 5	13.6%	13.0%	13.4%	12.1%	12.3%	12.5%	12.9%
Top 10	22.5%	21.4%	22.0%	20.5%	20.6%	20.5%	20.7%
% of Revenue							
USD	61%	60%	60%	61%	60%	59%	61%
GBP	11%	11%	11%	10%	11%	11%	10%
EUR	10%	10%	10%	10%	10%	11%	10%
INR	4%	5%	5%	5%	5%	5%	5%
AUD	4%	4%	4%	4%	4%	4%	4%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	7%	7%	7%	7%	7%	7%
Closing Employee Count	234,391	234,054	234,054	240,234	244,707	249,758	258,570
Sales & Support Staff (IT Services)	15,539	15,601	15,601	15,833	16,778	16,942	16,999
Utilization Note 1 & 6							
Net Utilization (Excluding Trainees)	87.7%	84.8%	86.9%	84.0%	84.5%	83.7%	81.2%
Attrition							
Voluntary TTM (IT Services excl. DOP)	14.1%	14.2%	14.2%	14.2%	15.5%	17.3%	19.4%
DOP % — Post Training Quarterly	8.3%	9.1%	8.9%	8.3%	9.8%	9.2%	9.9%

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B Revenue Mix Note 6

	FY 24-25 Q1	FY 23–24 FY	FY 23–24 Q4	FY 23–24 Q3	FY 23–24 Q2	FY 23–24 Q1	FY 22-23 FY
Revenue from FPP	57.6%	59.2%	58.9%	59.9%	58.4%	59.7%	59.4%
Offshore Revenue — % of Services	57.9%	59.9%	60.4%	59.8%	59.9%	59.5%	59.3%

C Growth Metrics

for the Quarter ended June 30, 2024, Note 2

	Q1'25 Reported QoQ%	Q1'25 Reported YoY%	Q1'25 CC QoQ%	Q1'25 CC YoY%
IT Services	-1.2%	-5.5%	-1.0%	-4.9%
Strategic Market Units				
Americas 1	0.3%	1.3%	0.4%	1.4%
Americas 2	-0.9%	-3.0%	-0.7%	-2.5%
Europe	-1.9%	-11.6%	-1.4%	-10.7%
APMEA	-4.4%	-13.2%	-4.2%	-11.7%
Sectors				
Banking, Financial Services and Insurance	0.3%	-5.3%	0.5%	-4.8%
Consumer	1.5%	-2.9%	1.6%	-2.3%
Health	-2.9%	7.0%	-2.8%	7.2%
Energy, Natural Resources and Utilities	-6.5%	-12.0%	-6.3%	-11.1%
Technology	-0.7%	-3.8%	-0.5%	-3.2%
Manufacturing	-3.4%	-15.7%	-3.0%	-14.5%
Communications	-2.0%	-21.9%	-1.8%	-20.6%

D Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q1 FY24-25 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	152,801	501	4	153,306
Selling and marketing expenses	15,831	10	3	15,844
General and administrative expenses	14,274	5	-66	14,213
Total	182,906	516	-59	183,363

Note 1: Guidance and Utilization numbers for FY24 have not been restated to include India State Run Enterprise (ISRE) business. All other numbers for the previous quarters have been restated to include ISRE business

Note 2: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 4: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

Note 5: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 6: IT Services excluding DOP (Digital Operations and Platforms) and entities which are not integrated in Wipro limited systems until that quarter.

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